August 8, 2008

Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
USA

Attn:	Ms. Kathleen Collins
Accounting Branch Chief

RE:	MGT Capital Investments, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
File no. 001-32698

Dear Ms. Collins

We are writing in response to your letter dated June 27, 2008, with respect to the above referenced report filed by MGT Capital Investments, Inc (“MGT” or the “Company”).

We appreciate your comments and insights regarding our recent disclosures. In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Our numbered responses to your comments correspond to the numbered comments in your letter. All references to page numbers and captions in our responses correspond to the page numbers and captions in the referenced Form 10-K.

MGT CAPITAL INVESTMENTS INC.
KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD
Tel: +44 (0) 20 7605 1151 Fax: +44 (0) 20 7605 1171 EMAIL info@mgtci.com WEB www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA

Background

Following our telephone call of July 16, 2008, we provide the following background information to assist your consideration of this matter.

MGT

The Company is a holding company, with a controlling interest in two subsidiary companies: Medicsight PLC (“MDST”) and Medicexchange PLC (“MDX”). The Company’s common stock is listed on the American Stock Exchange.

MDST

MDST is a research and development phase software company, incorporated in the United Kingdom, operating in the health care information technology sector. MDST’s shares are listed on the AIM Market (“AIM”) of the London Stock Exchange. The MDST Computer Aided Detection (“CAD”) software algorithms are aimed at the cancer-screening markets. The CAD software can detect polyps or lesions (that is, areas of the colon or lung that are potentially cancerous) based upon two-dimensional digital images captured from patient-scans.

The MDST applications are “medical devices” and, as such, require regulatory approval in each jurisdiction before sales can commence. By December 31, 2007 the MDST colon and lung CAD applications were approved in Europe, Australia and Canada. In 2008, the MDST colon CAD products were approved in China and Brazil. The two largest potential markets for the MDST applications are the United States and Japan. MDST is pursuing its applications for approvals of its products with the Food and Drug Administration (the “FDA”) and the Ministry for Health, Labour and Welfare (“MHLW”) in Japan. Pending approvals from the FDA and MHLW, MDST cannot sell its products in the United States and Japan, respectively. MDST is unlikely to be cash flow generating until these markets become available.

MDST has spent five years and over $80 million in developing its business. MDST recorded its first revenues from software sales in the second half of fiscal 2007.

MDST Funding - December 2006

MDST was initially funded by MGT through capital contributions and intercompany loans and by sales of shares in MDST to third parties.

At December 31, 2005, MDST had an intercompany debt to MGT of approximately £19.0 million.

In December 2006, MDST issued 40 million new ordinary shares at 50p per share (£0.05 par value), raising £20 million.

New investors and existing minority shareholders together subscribed for 14 million shares. These investors paid cash (£7 million) for their shares. MGT subscribed for 26 million shares. MGT’s subscription was settled by a debt-for-equity swap in which

£13.0 million of MDST’s intercompany indebtedness to MGT was repaid in consideration for the issue to MGT of the subscription shares.

MDST Funding - June 2007

In February 2007, MDST met with financial advisers to discuss a public offering of MDST shares and the listing of MDST’s shares on AIM. MDST appointed Collins Stewart as its Nominated Advisor (“NOMAD”) for this purpose. At this time, MGT held 96.7 million MDST shares, 76% of the issued share capital.

On June 21, 2007, MDST completed an initial public offering (“IPO”) of 29.1 million new ordinary shares at £1.10 per share. One day prior to the public offering, MGT sold 11.7 million of its MDST shares in a private placement at £1.10 per share. Following the private placement and the public offering, MGT held 55% of MDST’s outstanding shares.

The purpose of the private placement was to:

a.               increase the “public float” of MDST shares (the NOMAD suggested a public float of approximately 25%);

b.              reduce MGT’s holding in MDST and thereby reduce the “over-hang” on the market for MDST shares;

c.               enable MGT to retain the majority of MDST shares, following the public offering so that MGT could sell control of MDST to a potential buyer of MDST.

MGT purchase of MDST shares - 2008

During the first half of 2008, MGT purchased 1,000,000 shares of MDST through open market purchases.

MDX

MDX is a UK incorporated online portal company aimed at radiologists and other healthcare specialists. MDX was incorporated on July 10, 2006 with initial capital of £50,000 (the legal minimum for a UK public limited company). MDX’s initial capital was provided by MGT (£45,000) and one unrelated minority investor (£5,000), who subscribed for 22.5 million and 2.5 million ordinary shares, respectively. The ordinary shares have a par value of £0.002 per share.

On September 12, 2006, MDX raised £5.3 million of working capital after costs through the issuance of 5.8 million shares at £1.00 per share. The fund raising was required to enable MDX to commence operations. Following the fund raising, MGT held in excess of 70% of MDX’s outstanding stock.

Form 10-K for the fiscal year ended December 31, 2007
Note 9. Stockholders’ Equity and Minority Interest, page F-15

1.                                      Please refer to prior comment 1. We reissue part of our previous comment to tell us how you considered SAB Topic 5.H in accounting for the private placement sales of 14.0 million and 5.5 million shares by Medicsight PLC and Medicexchange PLC, respectively. We refer you to Question 3 of SAB Topic 5.H, which indicates that “gain recognition is acceptable in situations other than sales of unissued shares in a public offering as long as the value of the proceeds can be objectively determined.” In this regard, it appears that you should have also considered whether or not a portion of the proceeds from these transactions should have been recorded as a gain to APIC.

                                                                        We considered SAB Topic 5.H, in our accounting for these transactions. Specifically we considered Question 3 of Topic 5.H and determined that, since the value of the proceeds of these private placements was not objectively determined, in that they were not supported by independent valuations but agreed to by the Company and investors, the realization of the gain is not reasonably assured. We also considered Question 2 of Topic 5.H, specifically “the staff believes that gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise concerns about the likelihood of the registrant realizing that gain”.  The subsequent contemplated transaction was MDST’s public offering, which occurred in June 2007. In addition, we did not record a gain on the MDX private placement, since the company was newly formed and realization of the gain is not assured. We believe this conclusion is consistent with Question 2 of Topic 5.H in response to which staff states its belief “that realization is not assured where the subsidiary is a newly-formed, non-operating entity, a research and development start-up or stage company, an entity whose ability to continue in existence is in question, or other similar circumstance.”

2.                                      We note from your response to prior comment 1 that you deemed the book value of your investment in Medicsight PLC prior to the IPO to be zero, as they had a negative equity balance. Tell us the accounting guidance you considered in making this determination and why you did not use the book value of your investment (i.e. the negative equity balance) in your gain calculation. Specifically, tell us how you considered the guidance of paragraphs 14 and 15 of ARB 51.

                                                                        The net (negative) book value of MDST prior to its IPO in June 2007 was approximately $(5,661,000) and the Company’s investment of 67.2% was a negative $(3,806,000). If the negative book value was used in the calculation per our previous response to Question 1, the Company’s investment in the book value of MDST after the IPO is calculated to be approximately $34,061,000 and this would be the amount to be reflected in the proposed adjustment as discussed in our previous response to Question 1. To our knowledge there is no specific accounting literature regarding the issue of using negative book value in this calculation. The examples used in SAB 51 “Accounting for Sale of Stock by a

                                                                        Subsidiary” refers to the “underlying net book value of the subsidiary”. There is no reference to situations where book value is negative. Accordingly we interpreted this to mean that book value should not be less than zero in calculating this gain. We believe this is consistent with not reporting losses in excess of basis. However, we will use the $34,061,000 in our proposed adjustment.

3.                                      We note from your response to prior comment 2 that you classified the gain from the Company’s sale of 11.7 million shares of Medicsight PLC to APIC due to your consideration of SAB Topic 5.H. However, SAB Topic 5.H applies to accounting for sales of stock by a subsidiary. In this regard, it appears that this private placement represented a sale of stock by the parent and accordingly income statement recognition for such gain would be appropriate. Please tell us how you intend to rectify this issue. Additionally, tell us how you determined the cost of shares to be $14.8 million.

                                                                        We agree that SAB Topic 5.H applies specifically to accounting for sales of stock by a subsidiary rather than sales of subsidiary stock by a parent. However, we believe that it is appropriate to apply this standard by analogy, given the Company’s intent as described below, and the particular set of facts and circumstances of this transaction.

                                                                        The Company’s intent in selling shares the day prior to the IPO was to increase the free float of the Medicsight PLC shares following the IPO. The Company would not have sold these shares if the IPO was not to occur the next day. Furthermore, investors would not have purchased those shares if the IPO was not to occur, creating a ready market for the shares. Both the pre-IPO selldown and the IPO issuance were priced the same, at £1.10 ($2.19) per share. The two transactions occurred nearly simultaneously, and investors clearly did not care where the shares they purchased came from. There were no resale restrictions in either case. These transactions were highly interdependent, and neither of the transactions would have occurred without the other. Therefore, the Company’s position is that these transactions should be viewed as a single transaction with consistent accounting treatment.

SAB Topic 5.H

Although SAB Topic 5.H applies specifically to accounting for sales of stock by a subsidiary rather than sales of subsidiary stock by a parent, we believe that Question 2 applies by analogy with respect to the sale of MDST shares by the Company.

Question 2, Interpretive Response: “The staff believes that gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise concerns about the likelihood of the registrant realizing that gain, such as where the registrant intends to spin-off its subsidiary to shareholders or where reacquisition of shares is contemplated at the time of issuance. The staff will presume that repurchases were contemplated at the date of issuance in those situations where shares are repurchased within one year of issuance or where a specific plan existed to repurchase shares at the time shares were issued. In addition, the staff believes that realization is not assured where the subsidiary is a newly formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question; or other similar circumstances. In those situations, the staff believes that the change in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation. Gain deferral is not appropriate.”

This paragraph indicates that, with respect to the issuance of a subsidiary’s stock, gain recognition is not appropriate where subsequent capital transactions are contemplated. Examples are given, of which two are especially pertinent to this transaction. First of all, the reacquisition of shares was deemed to be contemplated at the time of sale, since a stock repurchase commenced within one year of the June 2007 sale (MGT had purchased 999,000 shares in MDST in the open market by March 31, 2008). Secondly, MDST is a research and development company, which Question 2 of SAB Topic 5.H indicates should be accounted for as equity rather than gain recognition.

Although we recognize that this standard was written specifically for issuances of a subsidiary’s stock, we believe that the Company’s intent in the pre-IPO private placement and the IPO the following day was to allow the subsidiary to issue shares of stock in an IPO. The economic differences between MGT selling shares of its subsidiary and the subsidiary issuing those shares are not significant enough to warrant a different accounting treatment. Therefore, since SAB Topic 5.H would indicate no gain recognition for issuance of subsidiary shares by the subsidiary, consistent treatment would require similar accounting for sale of subsidiary stock by the parent in these circumstances. Therefore, we believe that SAB Topic 5.H should be applied to this transaction by analogy, and that recognition of a gain on the sale of MDST shares by the Company is not appropriate in this situation. Rather, the gain from the sale should be recorded in additional paid in capital which is consistent with the accounting treatment of the sale of shares by MDST in the IPO.

4.                                      Please provide us with a rollforward of your minority interest balance for fiscal 2006 and 2007, including any adjustments that you anticipate booking in consideration of our comments, both individually for each of your subsidiaries and in total. Additionally, please reconcile the ending minority interest balance based on each of your subsidiaries’ ending net equity balances and the applicable minority interest holding’s percentage.

See attached Exhibit 1 for a roll-forward of the minority interest

5.                                      Please note that we are unable to conclude on your response to comment 1 with regards to your proposal to reflect the adjustment related to the IPO in your Q2 ‘08 Form 10-Q until we review your response to the comments listed above.

Upon your review of our responses, we respectfully request your consideration of our request to reflect the adjustment related to the IPO in our Form 10-Q for the quarter ending September 30, 2008.

We would like to express our appreciation for your prompt attention to this letter and are available to discuss any of our responses with you at your convenience. Please do not hesitate to contact the undersigned at 011 44 207 605 7953.

Yours sincerely

ALLAN ROWLEY
CHIEF FINANCIAL OFFICER

cc:	Melissa Feider
US Securities and Exchange Commission

Jeff Gordon
Mayer Brown International LLP

Brian Downey
Amper, Politziner & Mattia PC

Exhibit 1

MGT Capital Investments, Inc.

Minority Interest Rollforward (Adjusted)

Years Ended December 31, 2006 and December 31, 2007

		MDST	MDX	Total

07-10-06	Incorporation of Medicexchange	—	10	10
08-17-06	Issuance of shares by Medicexchange	—	9,798	9,798
09-30-06	Minority share of operating losses	—	(115)	(115)
09-30-06		—	9,693	9,693

12-31-06	Issuance of shares by Medicsight	12,379	—	12,379
12-31-06	Minority share of operating losses	(20)	(342)	(362)
12-31-06		12,359	9,351	21,710

01-15-07	Incorporation of China sub of MDX	—	30	30
03-31-07	Minority share of operating losses	(312)	(211)	(523)
03-31-07		12,047	9,170	21,217

06-20-07	MGT Private Placement of MDST shares	14,821	—	14,821
06-21-07	Issuance of shares by Medicsight in IPO	61,018	—	61,018
06-21-07	Reclass of APIC adjustment from IPO	(34,061)	—	(34,061)
06-30-07	Minority share of operating losses	(563)	(148)	(711)
06-30-07		53,262	9,022	62,284

09-30-07	Minority share of operating losses	(1,026)	(184)	(1,210)
09-30-07		52,236	8,838	61,074

12-31-07	Minority share of operating losses	(1,446)	(185)	(1,631)
12-31-07		50,790	8,653	59,443